Morgan, Lewis & Bockius

c/o 19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8688

WRITER’S EMAIL

louise.liu@morganlewis.com

August 8, 2024

Confidential

Ms. Chen Chen

Mr. Chris Dietz

Mr. Matthew Crispino

Mr. Larry Spirgel

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Knorex Ltd.
Response to the Staff’s comments on Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted July 26, 2024
CIK No. 0001982960

Dear Ms. Chen, Mr. Dietz, Mr. Crispino, and Mr. Spirgel:

On behalf of our client, Knorex Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 2, 2024 on Amendment No. 3 to the Company’s draft registration statement on Form F-1 (the “Draft Registration Statement”) confidentially submitted on July 26, 2024. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#,

William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California),

Alice Huang (California), Mathew Lewis (New York),

Louise Liu (New York), Vivien Yu (New South Wales),

and Ning Zhang (New York)

*China-Appointed Attesting Officer

	19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central	+852.3551.8500

#Notary Public of Hong Kong	Hong Kong	+852.3006.4346

August 8, 2024

Amendment No. 3 to Draft Registration Statement on Form F-1

Risk Factors

Our success depends on acquiring new customers..., page 13

1.	We note your response to prior comment 1. As you indicate in your response, Customer A accounted for 17.4% of your revenues in fiscal 2022 and 40% in fiscal 2023. Due to the significance of revenues attributed to this Customer, it is not clear how the diversity of your customer base diminishes the importance of Customer A. Therefore, we continue to believe you should revise your disclosure to discuss the material terms of your agreements with Customer A and file the agreements as exhibits to your registration statement.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 58 of the Revised Draft Registration Statement to include the material terms of its agreement with Customer A.

A copy of the Company’s agreement with Customer A (with certain confidential and commercially sensitive information redacted which the Company believes is not material to investors but would cause competitive harm if made public), together with its addendums, are filed as Exhibits 10.5-10.9 to the Revised Draft Registration Statement.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ Louise L. Liu
Louise L. Liu
Partner

cc:	Khar Heng Choo, Director and Chief Executive Officer, KNOREX LTD.
Joan Wu, Esq., Hunter Taubman Fischer & Li LLC